UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. ___)*

                             Publix Super Markets, Inc.
                             --------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $1.00 Per Share
                      ---------------------------------------
                           (Title of Class of Securities)

                                        None
                                   -------------
                                   (CUSIP Number)

                                  September 9, 2005
               ------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 2 of 5 Pages
            ----                                                  --   --


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Publix Super Markets, Inc. 401(k) SMART Plan


2     Check the Appropriate Box if a Member of a Group

                                                       (a)_____

                                                       (b)__X__
3     SEC Use Only



4     Citizenship or Place of Organization

      Florida


Number of
Shares            5     Sole Voting Power              8,649,292
Beneficially
Owned By          6     Shared Voting Power                    0
Each
Reporting         7     Sole Dispositive Power                 0
Person
With:             8     Shared Dispositive Power       8,649,292


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      8,649,292

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      5.1%

12    Type of Reporting Person

      EP

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 3 of 5 Pages
            ----                                                  --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. 401(k) SMART Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).  Citizenship:

            Florida

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            f. |X| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the issuer:

            (a)   Amount beneficially owned:  8,649,292

            (b)   Percent of class:  5.1%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  8,649,292

                  (ii)  Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of:
                        0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        8,649,292

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 4 of 5 Pages
            ----                                                  --   --

      As of December 31, 2005, the Publix Super Markets, Inc. 401(k) SMART Plan ("SMART Plan") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 8,649,292 shares of the Company's common stock or approximately 5.1% of the total outstanding shares of the Company's common stock.

      Changes that have occurred in the total number of shares of common stock held by the SMART Plan since becoming a beneficial owner on September 9, 2005, of 5.01% of the total outstanding shares of the Company's common stock, are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the SMART Plan.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Participants in the Publix Super Markets, Inc. 401(k) SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company's common stock through the Publix Stock Fund offered under the plan. Vested participants also have the right upon termination, pursuant to the terms of the plan, to elect an in-kind distribution of the Company's common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company's common stock and the proceeds from the sale of the Company's common stock are credited to participants who have elected to invest in and/or dispose of such common stock.


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or
         -----------------------------------------------------------
         Control Person
         --------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certification
----------------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G


CUSIP No.   None                                             Page 5 of 5 Pages
            ----                                                 --   --


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2006                Publix Super Markets, Inc.
                                          401(k) SMART Plan

                                          By:  Publix Super Markets, Inc.
                                               Plan Administrator

                                          By:  /s/ Linda S. Kane
                                               -----------------------
                                               Linda S. Kane
                                               Vice President Benefits
                                               Administration and
                                               Assistant Secretary

                                   SCHEDULE 1

                   SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                              401(k) SMART PLAN




           Shares       Shares
  Date    Acquired    Disposed of      Balance    Description of Transaction
  ----    --------    -----------      -------    --------------------------
      Beginning Balance               8,556,868
 Sep-05                    4,094      8,552,774   Distributions to participants
 Oct-05                    7,935      8,544,839   Distributions to participants
 Nov-05    253,079                    8,797,918   Purchases by participants
 Nov-05                  147,814      8,650,104   Redemptions by participants
 Nov-05                      514      8,649,590   Distributions to participants
 Dec-05                      298      8,649,292   Distributions to participants
           -------       -------
           253,079       160,655
           =======       =======